Exhibit 12.1

Kellogg Company
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
(dollars in millions)	Nine Months Ended September 30, 2017	December 31, 2016	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012
Fixed charges:
Interest expense, prior to amounts capitalized	$192	$410	$231	$214	$237	$263
Interest included in interest expense not related to third party indebtedness (interest on uncertain tax positions)	(1)	(2)	-	(3)	(4)	(4)
Portions of rental expense representing interest	36	59	63	59	58	58
Less: interest expense related to the early redemption of long-term debt	-	(153)	-	7	-	-
Total fixed charges (B)	$227	$314	$294	$277	$291	$317
Earnings before income taxes	$1,084	$927	$773	$825	$2,606	$1,325
Fixed charges	227	314	294	277	291	317
Interest on uncertain tax positions included in pre-tax income	1	2	-	3	4	4
Amortization of capitalized interest	2	3	3	3	3	5
Less: interest capitalized	(3)	(4)	(4)	(5)	(3)	(2)
Earnings before income taxes and fixed charges (A)	$1,311	$1,242	$1,066	$1,103	$2,901	$1,649
Ratio of earnings to fixed charges (A/B)	5.8	4.0	3.6	4.0	10.0	5.2